Filed Pursuant to Rule 253(g)(3)

File No. 024-11278

Supplement to Amended Preliminary Offering Circular

Dated July 20, 2022

The3rdBevco Inc.

(Exact name of issuer as specified in its charter)

Ronkonkoma, New York

(State or other jurisdiction of incorporation or organization)

2805 Veterans Highway

Suite 15,

Ronkonkoma, NY 11779

(855) 396-3238

IR@the3rdbevco.com

(Address, including zip code, and telephone number, including area code of issuer’s principal executive office)

2086	84-3292369
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

We have filed this supplement to add a minimum investor of $1,000.00 per investor as a condition to subscription.

Maximum offering of 40,000,000 Units by the Company

This Regulation A, Tier 2 offering is for 40,000,000 Units each consisting of one shares of common stock, par value $0.0001 per share, (“Common Stock”) and one eighth of one Warrant (“Warrant”, collectively with the Common Stock “Units”) of The3rdBevco Inc., a New York corporation (the “Company”). This offering is being conducted to raise money to implement our business plan to develop, market and sell our proprietary beverage products. We are offering a maximum of 40,000,000 Units at $1.00 per Unit, each Unit consisting of one 1 share of Common Stock and 1/8 of 1 Warrant, on a best efforts basis, with a minimum subscription of $1,000.00. Each warrant shall have an exercise price of $2.00 per share for a maximum of 5,000,000 warrants. Once purchased, an investor may separately transfer the Common Stock and the Warrant, in whole or in part, at its discretion.

The end date of the offering will be exactly 365 days from the date the Offering Circular is approved by the Attorney General of the State of New York (unless extended by the Company, in its own discretion, for up to another 90 days). There is no market for our units, warrants or common stock and there can be no assurance that a market will develop. Securities being offered are set forth in the table below:

Title of Each Class of Securities to be Qualified	Amount to be Qualified	Price to public	Underwriting discount and commissions	Proceeds to The3rdBevco Inc. (2)
Units, each consisting of:	40,000,000	$1.00	(1)		$39,700,000
One share of Common Stock	40,000,000	$-	(1)	$
One eighth of one Warrant	5,000,000	$-	(1)
One share of Common Stock underlying the Warrant	5,000,000	$2.00	(1)		$10,000,000
Total Minimum Offering:		$50,000,000	(1)		$49,415,000

(1)	The Company’s Units are being offered on a “best-efforts” basis through broker-dealer(s) who are registered with the Financial Industry Regulatory Authority (“FINRA”). As of the date of this Offering Circular, the Company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to act as the broker-dealer of record in connection with this Offering, but not for underwriting or placement agent services. This includes the 1% commission, but it does not include the one-time set-up fee and consulting fee payable by the Company to Dalmore. See “Plan of Distribution” for more details. To the extent that the Company’s officers and directors make any communications in connection with the Offering they intend to conduct such efforts in accordance with an exemption from registration contained in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, therefore, none of them is required to register as a broker-dealer. We are selling our units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended (the “Securities Act”).

Dalmore will be paid 1% of the aggregate Offering Price of Company Shares sold in this Offering. We may be required to indemnify participating broker-dealers and possibly other parties with respect to disclosures made in the Offering Circular. We reserve the right to enter into posting agreements with equity crowdfunding firms, not associated with FINRA members, in connection with this Offering, for which we may pay non-contingent fees as compensation.

(2)	Net proceeds does not reflect deduction of expenses of this offering, which we will pay from the proceeds, and which we estimate will be approximately $585,000.00 to cover estimated sales commissions, branding fees, legal, audit and filing costs associated with this offering.

Upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. If the offering does not close, for any reason, the proceeds for the offering will be promptly returned to investors without interest.

We expect to commence the sale of the units within two calendar days of the date on which the Offering Statement of which this Offering Circular is qualified by the U.S. Securities Exchange Commission (SEC).

See “Risk Factors” to read about factors you should consider before buying shares of Common Stock.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to www.investor.gov.

The SEC does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

This Offering Circular is following the offering circular format described in Part II (a)(1)(ii) of Form 1-A.

Offering Circular dated February 14, 2022

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Offering Circular. You must not rely on any unauthorized information or representations. This Offering Circular is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Offering Circular is current only as of its date.

ITEM 3. SUMMARY AND RISK FACTORS

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information that you should consider before deciding to invest in our Common Stock. You should read this entire Offering Circular carefully, including the “Risk Factors” section, our historical financial statements, and the notes thereto, and unaudited pro forma financial information, each included elsewhere in this Offering Circular. Unless the context requires otherwise, references in this Offering Circular to “the Company,” “we,” “us” and “our” refer to The3rdBevco Inc.

Our Company

The3rdBevco Inc. (“we”, “our”, “us”) was originally incorporated on October 2, 2019 as LAID Beverages Inc. (LAID) under the laws of the State of New York. On January 24, 2020, we changed our name from LAID Beverages Inc. to The3rdBevco Inc. to reflect a multi-brand beverage company.

Our principal headquarters is located at 2805 Veterans Highway, Suite 15, Ronkonkoma, NY 11779.

Common Stock

We are authorized to issue up to 100 million shares of our common stock with a par value of $0.0001.

Common Stock Issuances

As of the date of this Offering Circular there were 23,989,999 shares issued and outstanding, of which 5,000 shares are classified as treasury stock. Included in common stock issued and outstanding are 18,199,999 founder’s shares issued on June 18, 2020. The remaining shares were issued in connection with convertible preferred promissory notes issued and shares issued in exchange for services rendered by Company advisors and consultants assisting with start-up operations. There were no changes of control events since our inception.

Authorized Common Stock

On January 30, 2020, our Board of Directors unanimously approved an increased in our authorized common shares from 200 shares to 25 million with no change in par value. On April 23, 2020, our Board of Directors unanimously approved an increased in our authorized common shares from 25 million shares to 50 million with no change in par value. On July 3, 2020, our Board of Directors unanimously approved an increased in our authorized common shares from 50 million shares to 100 million with no change in par value.

Voting Rights and Other Matters

As more fully described in our corporate bylaws, each owner of our Common Stock is entitled to one vote per share on all matters submitted to a vote of our stockholders, including the election of directors. Our articles of incorporation do not provide for cumulative voting in the election of directors. Our Common Stock is not convertible or redeemable and has no preemptive, subscription or conversion rights. There are no conversions, redemption, sinking fund or similar provisions regarding our Common Stock.

Subject to any preferential rights of any outstanding series of preferred stock created by our Board of Directors from time to time, upon liquidation, dissolution or winding up of our company, the holders of our Common Stock are entitled to share ratably in all net assets available for distribution to our stockholders after payment to creditors.

Subject to any preferential rights of any outstanding series of preferred stock created by our Board of Directors from time to time, the holders of our Common Stock are entitled to receive the dividends as may be declared by our Board of Directors out of funds legally available for dividends.

Our Board of Directors is not obligated to declare a dividend. To date, the Company did not issue any dividends on Common Stock. The payment of cash dividends, if any, in the future is within the discretion of our Board and will depend upon our earnings, our capital requirements, financial condition and other relevant factors. We intend, for the foreseeable future, to retain future earnings for use in our d implementing our business plan.

Preferred Stock

Preferred Stock Issuances

As of the date of this Offering Circular, there was 1 share of preferred stock issued and outstanding to Peter Scalise III, the Company’s Chief Executive Officer and Chairman of the Board. The single share of preferred stock was issued on June 18, 2020, as part of the founders’ shares.

Authorized Preferred Stock History

On January 30, 2020, our Board of Directors unanimously approved and authorized for issuance 1 Series B preferred share with a par value of $0.0001.

Voting Rights and Other Matters

Our Series B preferred stock designation does include any dividend, liquidation, or redemption preferences. After a 1 year holding period, Series B preferred is convertible into 51% of our authorized common stock with 5 days written notice. Series B preferred has full voting rights and powers equal to those of common stockholders. One vote for each share of common stock into which Series B preferred could then be converted.

Business Overview

The3rdBevco Inc. (the “Company”, “we”, “our”, “us”) was originally incorporated on October 2, 2019 as LAID Beverages Inc. (LAID) under the laws of the State of New York. On January 24, 2020, we changed our name from LAID Beverages Inc. to The3rdBevco Inc. to reflect a multi-brand beverage company. We are a development stage beverage company that intends to offer a diverse portfolio of on-trend branded products including energy drinks, Cannabidiol (CBD) infused drinks and non-alcoholic spirits. These products will come in sleek, colorful, no-nonsense packaging, giving buyers the energy, confidence, and pleasure to make the most of their moment. We are a development stage company with minimal assets and no revenue. We have a business plan and fully developed product offerings that are ready for production and distribution. We will require outside capital of approximately $30 million in order to implement our business plan.

Product Brands

We are focused on future development, production, marketing, selling and distribution of vitamin-enriched energy drinks with zero calories, sugars, carbs, and no artificial flavors. We expect to focus on production of our energy drinks under the following brand names:

■

LAID - This beverage is our signature energy drink that offers essential vitamins including amino acids (branched-chain amino acids, L-Arginine, and L-Carnitine), antioxidants (Coenzyme Q10), and other natural ingredients such as panax ginseng and maca root extracts. Our energy drink will be made available in 15 different flavors and packaged in single server slim aluminum cans for on the go consumption. This product will be marketed to customers that desire a product with essential vitamins that facilitate muscle-building, focus, stamina, and sexual performance.

■

CHILL’D - This beverage is a CBD infused drink that will be made available as an energy shot and ready-to-drink Cold Brew Super Coffee. Our energy shot beverage will be available in a zero-calorie, single-serving size with six flavors. Our Cold Brew Super Coffee will be made available in 3 different flavors and packaged in single server slim aluminum cans for on the go consumption. This product will be marketed to customers that desire potential health benefits to relieve pain, anxiety, stress, fatigue, and inflammation of CBD infused products.

■

ProsecGO - This beverage is a vitamin-enriched, non-alcoholic sparkling beverage that tastes similar to Italian champagne. This beverage will be made available in five fruit flavors and packaged in slim aluminum cans. This product will be marketed to customers that desire a non-alcoholic alternative.

■	TB Keto™ - This food product is a turkey bacon chip alternative to traditional potato chips. This product will be made of 100% low sodium turkey bacon and flavored with a proprietary blend of seasonings. This product will be marketed to customers that desire a healthier alternative to traditional snack foods.

Our beverage products are not marketed or intended to diagnose, treat, cure, or prevent any disease. None of our beverage products require clearance from the Food and Drug Administration (FDA). All of our beverage products are made with the highest-quality ingredients which we responsibly source from US-based suppliers that adhere to our strict production guidelines. We outsource our beverage production to a US-based pharmaceutical company with the production expertise and capacity to oversee our production and distribution requirements. We do not intend to utilize foreign supply chain networks to source any ingredients or use to produce our beverage products.

12-Month Outlook

We intend to commence development stage activities in conjunction with this Regulation A+ Tier 2 offering and use the proceeds to cover the securities issuance costs and to implement our business plan. Our initial business plan includes an anticipated cash burn of $26.8 million over the next 12 months to complete the following activities that are critical to implementing our business plan:

●	hire key executives and subject matter experts,
●	prepare and submit patent and trademark filings,
●	acquire office and warehouse space,
●	launch a strategic digital marketing campaign through recognized social media networks and other marketing channels to build brand recognition and awareness of our beverages,
●	product research and development activities,
●	production of up to 1 million individual beverage units for promotion and sale, and
●	cover recurring administrative support costs.

We expect to raise enough capital to move forward with our business plan and enable us sufficient cash flow to successfully launch our beverage offerings.

THE OFFERING

Securities offered by the Company

Maximum offering of 40,000,000 Units at $1.00 per Unit. Each Unit shall consist of 1 share of Common Stock and 1 eighth of 1 Warrant to purchase Common Stock at $2.00 per share. This Offering shall include a maximum of 40,000,000 shares of Common Stock and a maximum of 5,000,000 warrants to purchase additional common stock at an exercise price of $2 per share; subject to adjustments for reverse and forward stock splits, stock dividends, stock combinations and other similar transactions of the Common Stock that occur after the offering. No minimum investment shall be required. If all warrants are exercised, the total number of shares of Common Stock to be issued pursuant to this Offering would be 45,000,000 with estimated gross proceeds of $50,000,000.00. The Company requires a minimum subscription of $1,000.00.

Securities offered by selling stockholders	None.

Common Stock outstanding before this Offering	23,989,999 shares of Common Stock outstanding prior to this offering issued at a par value of $0.0001.

Use of Proceeds	The funds raised per this offering will be utilized to cover the securities issuance costs, hire key executives and subject matter experts, patent and trademark filings, acquire office and warehouse space, launch a strategic digital marketing campaign to build brand recognition and awareness, product research and development activities, cover the initial production of up to 1 million individual beverage units for promotion and sale, and other general corporate purposes. General corporate purposes may include, but are not limited to, the costs of this offering, including our outside legal and accounting expenses, employee payroll, rent and real estate expenses, utilities, computer hardware and software and promotion and marketing. See “Use of Proceeds” for more details.

Risk Factors	See “Risk Factors” and other information appearing elsewhere in this Offering Circular for a discussion of factors you should carefully consider before deciding whether to invest in our Common Stock.

This offering is being made on a self-underwritten basis without the use of an exclusive placement agent. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, we shall immediately deposit said proceeds into our corporate bank account and may dispose of the proceeds in accordance with the Use of Proceeds.

Management will make its best effort to fill the subscription in all 50 states within the United States and its territories. However, in the event that management is unsuccessful in raising the required funds in United States and its territories, we may file a post qualification amendment to include additional jurisdictions that management has determined to be in our best interest for the purpose of raising the maximum offer.

In the event that the Offering Circular is fully subscribed, any additional subscriptions shall be rejected and returned to the subscribing party along with any funds received.

In order to subscribe to purchase the units, a prospective investor must complete a subscription agreement and send payment by check, wire transfer or ACH.  Investors must answer certain questions to determine compliance with the investment limitation set forth in Regulation A Rule 251(d)(2)(i)(C) under the Securities Act of 1933, which states that in offerings such as this one, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed 10% of the greater of the investor’s annual income or net worth.  In the case of an investor who is not a natural person, revenues, or net assets for the investors’ most recently completed fiscal year are used instead.

The Company has not currently engaged any party for the public relations or promotion of this offering.

As of the date of this filing, there are no additional offers for shares, nor any options, warrants, or other rights for the issuance of additional shares except those described herein.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this Offering Circular, including the financial statements and the related notes, before making a decision to buy our Common Stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

We make forward-looking statements under the “Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of this Offering Circular.  In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties, and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under “Risk Factors.”

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this Offering Circular describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in an extremely competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Forward-looking statements include, but are not limited to, statements about:

●	Our ability to raise the necessary capital to implement our business plan;

●	Our ability to engage or retain key management, advisors, personnel and resources necessary to successfully implement of business plan;

●	Our ability to obtain additional external funding;

●	Our ability to achieve any meaningful revenue after we implement our business plan;

●	Changes in any federal, state, or local laws and regulations that limit our ability to implement our business plan and/or limit the potential market for our beverage products;

●	Our ability to successfully negotiate favorable pricing arrangements with key suppliers of beverage ingredients, packaging, bottling, distribution and other costs associated with beverage operations;

●	The impact of future legislation and regulatory changes on the beverage industry that affects the products we offer to consumers; and

●	The other factors set forth under this “Risk Factors” section.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this Offering Circular to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition, and the market price of our Common Stock.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Offering Circular.

Risks Related to our Company and our Business

We are a development stage business with no operating history.

We are a newly formed, development stage company with no operating history on which to base an evaluation of our business and financial prospects. Accordingly, it is difficult for us to predict future results of operations. Moreover, we can provide no assurance that we have accurately identified all the risks to our business, especially since we have not commenced operations or completed development of our anticipated beverage and related ancillary products. As a result, projections of results and rates of growth may not be a meaningful indicator of our future results of operations. In addition, our planned growth may place a significant strain on our financial, operational, and managerial resources. To accomplish our business and financial goals, we must continue to develop and implement our products, operations, and financial resources, and increase, train and manage our personnel. There can be no assurance that our systems, procedures, or controls will be adequate to support our future operations or that we will be able to implement additional systems, procedures and controls in a timely manner if required. Any inability to successfully manage our growth, if any, could have a material adverse effect on our business, financial condition, and operating results.

Our products have not been fully developed and have not been introduced into the marketplace.

There can be no assurance that we will be able to develop our products in accordance with our business plan, or that they will perform as anticipated or be accepted in the special food industry. The time to market of our products cannot be known with certainty. Likewise, the cost of getting our products market-ready cannot be known with certainty. Our success will depend on, amongst other things, our ability to complete and develop our products in a cost effective and timely manner, and there can be no assurance that this can be achieved. If these goals are not achieved, we will not be able to execute our business plan and achieve profitability, which would have a material adverse effect on our business, financial condition and operating results, and may force us to cease operations.

We will need additional financing to execute our business plan.

We believe that the net proceeds of this Offering, assuming all the Shares are sold, should provide us with sufficient capital to operate our business for the next twelve months. If only a fraction of this Offering is sold, or if certain assumptions contained in Management’s business plans prove to be incorrect, we may have inadequate funds to fully develop our business and may need debt financing or other capital investment to fully implement our business plans. It is also possible that costs associated with the operation of our business will exceed our projections depending on the timing of future operating and capital expenses including, without limitation, the timing of product releases.

We will be required to seek other sources of financing soon, which sources (assuming we are able to locate such alternative sources of financing) may be on terms less favorable to us than those in the Offering.

We do not know how much additional funding we may require. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of our Common Stock. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results, or we may be forced to cease operations.

Our success will depend on the combined skills of our management.

In the early stages of development, our business will be significantly dependent on our Management team. Our future success will be particularly dependent upon Peter Scalise III, our President and Chairman of the Board. The loss of any Mr. Scalise or any key member of our Management team, could have a material adverse effect on our ability to execute our business plans. We must attract and retain talented personnel to succeed. We intend to attract and recruit qualified subject matter experts and management to execute our business plan. There can be no assurance that we will be able to recruit and retain the employees we will need to successfully execute our business plan. If we are unable to recruit and retain appropriate personnel, our ability to successfully execute our business plan will be severely constrained. In addition, the loss of any key employees, including any of the members of our management team, could have a material adverse effect on our business, financial condition, and operating results. There can be no assurance that any persons who may be employed by us will remain with us.

We may fail to successfully manage the growth of our business, which could adversely affect our operating results.

As we begin to enter our target markets and expand our commercial operations, this expansion could place significant strain on our management, operational and financial resources. To manage future growth, we will need to continue to hire, train, and manage additional employees. In addition, our need to comply with applicable securities laws, may place significant demands on our management team. As we grow, we will need to add additional accounting staff and continue to improve our financial, accounting and information systems and internal controls to fulfill our potential reporting responsibilities and to support expected growth in our business. Our current and planned systems, procedures and controls may not be adequate to support our anticipated growth or management may not be able to effectively hire, train, retain, motivate, and manage required personnel. Our failure to manage growth effectively could limit our ability to achieve our marketing and commercialization goals.

We have discretion over the use of proceeds from this Offering.

We currently intend to allocate the net proceeds received from the Offering. However, we will have discretion in the actual application of the net proceeds and may elect to allocate proceeds differently than described if we believe it would be in our best interests to do so. The failure by us to apply these funds effectively could have a material adverse effect on our business, including our ability to achieve its stated business objectives.

Security breaches and other disruptions could compromise our information and expose us to liability, which could cause our business and reputation to suffer.

In the ordinary course of our business, we will collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business and competitive position.

We may be required to borrow funds in the future to fund our operations and working capital requirements.

If we incur indebtedness to fund is working capital and/or long-term operating requirements, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company’s operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of our shareholders. A judgment creditor would have the right to foreclose on any of the Company’s assets resulting in a material adverse effect on our business, operating results, or financial condition.

Failure to establish or enhance our brand recognition could have a material adverse effect on our business and results of operations.

We believe we will need to expend significant time, effort, and resources to enhance the recognition of our brands. We believe developing our brand will be important to our sales and marketing efforts. If we fail to establish or enhance the recognition of our brands, it could have a material adverse effect on our ability to sell our products and adversely affect our business and results of operations. If we fail to develop a positive public image and reputation, our business with our existing customers could decline and we may fail to develop additional business, which could adversely affect our results of operations.

Defects in our products or failures in quality control could impair our ability to sell our products or could result in product liability claims, litigation and other significant events involving substantial costs.

Detection of any significant defects in our products or failure in our quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance of our products, diversion of development resources, and injury to our reputation. The costs we may incur in correcting any product defects may be substantial. Additionally, errors, defects or other performance problems could result in financial or other damages to our customers, which could result in litigation. Product liability litigation, even if we prevail, would be time consuming and costly to defend, and if we do not prevail, could result in the imposition of a damages award. We presently maintain product liability insurance; however, it may not be adequate to cover any claims.

We may be subject to significant liability should the consumption of any of our products cause or be claimed to cause illness or physical harm. We sell products for human consumption, which involves risks such as product contamination or spoilage, product tampering, other adulteration, mislabeling and misbranding. Under certain circumstances, we may be required to, or may voluntarily, recall or withdraw products. A widespread product recall or product withdrawal may negatively and significantly impact our sales and profitability for a period and could result in significant losses depending on the costs of the recall, the destruction of product inventory, product availability, competitive reaction and customer and consumer reaction. We may also be subject to claims or lawsuits resulting in liability for actual or claimed injuries, illness, or death. Any of these events may result in a material adverse effect on our business. Even if a product liability claim or lawsuit is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. A product liability judgment against us or a product recall could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.

Our ability to compete effectively depends in part upon protection of our rights in trademarks, trade dress, copyrights, and other intellectual property rights we own or license. Our use of contractual provisions, confidentiality procedures and agreements, and trademark, copyright, unfair competition, trade secret and other laws to protect our intellectual property and other proprietary rights may not be adequate. We may not be able to preclude third parties from using protected terms with respect to food or beverage products and may not be able to leverage our branding beyond our current product offerings. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or our use of intellectual property infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, copyright, or other intellectual property infringement against us could prevent us from providing our products, which could harm our business, financial condition or results of operations. In addition, a breakdown in our internal policies and procedures may lead to an unintentional disclosure of our proprietary, confidential, or material non-public information, which could in turn harm our business, financial condition or results of operations.

There can be no assurances of protection for proprietary rights or reliance on trade secrets.

In certain cases, we may rely on trade secrets to protect intellectual property, proprietary technology, and processes, which we have acquired, developed, or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. We may also be subject to claims by other parties regarding the use of intellectual property, technology information and data, which may be deemed proprietary to others.

Our projections and forward-looking information may prove to be incorrect.

Management has prepared projections to support its development stage business plan. Management’s projections are a hypothetical best estimate of the probable results of operations based on present circumstances, prior experience of management with experience in the beverage industry and have not been reviewed by our independent accountants. These projections are based on several assumptions including estimated capital investments, marketing, and launch costs, as well as certain operational and administrative costs necessary to support the business plan, which Management believes are reasonable. Some assumptions upon which the projections are based, however, invariably will not materialize due to the inevitable occurrence of unanticipated events and circumstances beyond Management’s control. Therefore, actual results of operations will vary from the projections, and such variances may be material different from our development stage business plan. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot consider such factors as general economic conditions, unforeseen regulatory changes, the entry into our market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to our business. While Management believes that the projections accurately reflect possible future results of our operations, those results cannot be guaranteed and should not be relied upon in any way when deciding whether to invest in our business.

There might be unanticipated obstacles to the execution of our business plan.

Our business plans may change significantly. Our potential business endeavors are capital intensive due to the nature of a beverage production and distribution operation. Management believes that chosen activities and strategies are achievable considering current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Management reserves the right to make significant modifications to the stated strategies depending on future events.

Risks Related to Our Business and Industry

The recent outbreak of respiratory illness caused by the coronavirus (or COVID-19) could adversely affect our industry, business, and results of operations.

COVID-19, and other adverse public health developments, could adversely affect our business and cause disruptions due to the closure or suspension of activities at such third-party manufacturers that we may have intended to use to conduct our beverage operations. In addition, the COVID-19 outbreak, together with any accompanying special government measures, including general movement restrictions, travel restrictions and business closures imposed to slow its spread, could adversely impact the growth of our business and affect demand for our products, negatively impacting our results of operations and financial condition. The global economic impact and uncertainties resulting from the recent COVID-19 pandemic is difficult to predict at this time, making it difficult to accurately forecast and plan our future business activities. There can be no assurance that economic improvements will occur in a post COVID-19 environment, or that such economic impacts if positive would be sustainable, or that they would enhance conditions in markets relevant to us.

Global or regional catastrophic events could impact our operations and affect our ability to grow our business.

Our business could be affected by unstable political conditions, civil unrest, large-scale terrorist acts, especially those directed against the United States or other major industrialized countries where our products are distributed, the outbreak or escalation of armed hostilities, major natural disasters and extreme weather conditions, such as hurricanes, wildfires, tornados, earthquakes or floods, or widespread outbreaks of infectious diseases. Such catastrophic events could impact our operations and our supply chain, including the production and/or distribution of our products. Materials and/or personnel may need to mobilize to other locations. Our headquarters and a large part of our operations are located in New York, a state often targeted by terrorist groups. Some of the raw materials we use, including certain sizes of cans, are available from limited suppliers, and a regional catastrophic event impacting such suppliers could adversely impact our operations. In addition, such events could disrupt global or regional economic activity, which could affect consumer purchasing power and consumers’ ability to purchase our products, thereby reducing demand for our products. If our operations are disrupted or we are unable to grow our business as a result of these factors, our growth rate could decline and our business, financial condition and results of operations could be adversely affected.

Changes in consumer product and shopping preferences may reduce demand for some of our products.

The beverage industry is subject to changing consumer preferences and shifts in consumer preferences may adversely affect us. There is increasing awareness of and concern for health, wellness, and nutrition considerations, including concerns regarding caloric intake associated with sugar-sweetened beverages and the perceived undesirability of artificial ingredients. Some consumer advocacy groups, and others have expressed concerns regarding certain ingredients in diet sodas, which are contained in certain of our energy drinks. This may reduce demand for our beverages, which could reduce our revenues and adversely affect our results of operations.

Consumers are seeking greater variety in their beverages. Our future success will depend, in part, upon our continued ability to develop and introduce different and innovative beverages that appeal to consumers. In order to retain and expand our market share, we must continue to develop and introduce different and innovative beverages and be competitive in the areas of taste, quality and price, although there can be no assurance of our ability to do so. There is no assurance that consumers will continue to purchase our products in the future. Product lifecycles for some beverage brands, products and/or packages may be limited to a few years before consumers’ preferences change. The beverages we currently market are in varying stages of their product lifecycles, and there can be no assurance that such beverages will become or remain profitable for us. We may be unable to achieve volume growth through product and packaging initiatives. We may also be unable to penetrate new markets. Additionally, as shopping patterns are being affected by the digital evolution, with customers embracing shopping by way of mobile device applications, e-commerce retailers and e-commerce websites or platforms, we may be unable to address or anticipate changes in consumer shopping preferences. If our revenues decline, our business, financial condition, and results of operations could be adversely affected.

Increased competition in the beverage industry and changing retail landscape could hurt our business.

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products, flavors, product positioning as well as promotion and marketing strategies. Important factors affecting our ability to compete successfully include the taste and flavor of our products, trade and consumer promotions, rapid and effective development of new and unique cutting-edge products, attractive and different packaging, branded product advertising and pricing.

The rapid growth in sales through e-commerce retailers, e-commerce websites, mobile commerce applications and subscription services, and closures of physical retail operations, may result in a shift away from physical retail operations to digital channels and a reduction in impulse purchases. As we build our e-commerce capabilities, we may not be able to develop and maintain successful relationships with existing and new e-commerce retailers without experiencing a deterioration of our relationships with key customers operating physical retail channels. Further, the ability of consumers to compare prices on a real-time basis using digital technology puts additional pressure on us to maintain competitive prices.

We will be competing with a variety of companies, many of which have significantly greater financial, technical, marketing, and other resources than us.

Many companies offering products competitive to ours are already in the marketplace, and many additional products may already be in the marketing trial stage or beyond. Although we believe our products will be superior and differentiated from our competitors’ products, we will have to develop our products quickly to compete. We expect that our products will compete with all liquid refreshments and in some cases with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known producers such as TCCC, PepsiCo, Red Bull GmbH and KDP. We also compete with companies that are smaller or primarily national or local in operations. Our products also compete with private-label brands such as those carried by grocery store chains, convenience store chains and club stores.

There can be no assurances that we will be able to develop our products and get them to market in a timely manner, or at all. Delays in getting our products to market may put us at a competitive disadvantage. If we are unable to move our products quickly into the market we may not be able to compete effectively against companies that are already established in the market at the time we launch, which could have a material adverse effect on our business, financial condition and operating results or force us to cease operations.

If we fail to attract and retain a large base of customers for our products, or if our competitors establish a more prominent market position relative to ours, this will inhibit our ability to grow and successfully execute our business plan.

Changes in retail distribution arrangements can result in the temporary loss of retail shelf space and disrupt sales of food products, causing our sales to fall.

From time to time, retailers in the beverage industry may change distribution centers that supply some of their retail stores. If a new distribution center has not previously distributed our products in that region, it may take time to get a retailer’s distribution center to begin distributing new products in its region. Even if a retailer approves the distribution of products in a new region, product sales may decline while the transition in distribution takes place. If we do not get approval to have our products offered in a new distribution region or if getting this approval takes longer than anticipated, our sales and operating results may suffer.

Governmental and Regulatory Risks

Changes in the legal and regulatory environment could limit our business activities, increase our operating costs, reduce demand for our products or result in litigation.

The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, health and safety practices, transportation and use of many of our products, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products or components thereof (such as packaging) may be made, manufactured or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, because of a variety of factors, including political, economic, or social events. Such changes may include changes in:

●	food and drug laws (including FDA regulations);
●	laws related to product labeling;
●	advertising and marketing laws and practices;
●	laws and programs restricting the sale and advertising of certain of our products;
●	laws and programs aimed at reducing, restricting, or eliminating ingredients present in certain of our products;
●	laws and programs aimed at discouraging the consumption of products or ingredients or altering the package or portion size of certain of our products;
●	increased regulatory scrutiny of, and increased litigation involving, product claims and concerns regarding the effects on health of ingredients in, or attributes of, certain of our products;
●	state consumer protection and disclosure laws;
●	taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; competition laws;
●	anti-corruption laws;
●	employment laws;
●	privacy laws;
●	laws regulating the price we may charge for our products; and
●	farming and environmental laws.

New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may impact our operating results or increase our costs or liabilities.

Changes in government regulation of energy drinks, or failure to comply with existing regulations, could adversely affect our business, financial condition, and results of operations.

Legislation has been proposed and/or adopted at the U.S. federal, state and/or municipal level and proposed and/or adopted in certain foreign jurisdictions to restrict the sale of energy drinks (including, prohibiting the sale of energy drinks at certain establishments or pursuant to certain governmental programs), limit the content of caffeine and other ingredients in beverages, require certain product labeling disclosures and/or warnings, impose excise taxes, limit product size or impose age restrictions for the sale of energy drinks. Furthermore, additional legislation may be introduced in the United States and other countries at the federal, state, local and municipal level in respect of each of the foregoing subject areas. Public health officials and health advocates are increasingly focused on the public health consequences associated with obesity, especially as it affects children, and are seeking legislative change to reduce the consumption of sweetened beverages. There also has been increased focus on caffeine content in beverages, and we are seeing some attention to other ingredients in energy drinks. To the extent any such legislation is enacted in one or more jurisdictions where a significant amount of our products are sold, individually or in the aggregate, it could result in a reduction in demand for, or availability of, our energy drinks, and adversely affect our business, financial condition and results of operations.

The production, distribution and sale in the United States of many of our products are also currently subject to various federal and state regulations, including, but not limited to: the FD&C Act; the Occupational Safety and Health Act; various environmental statutes; data privacy laws; California Proposition 65; and various other federal, state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products. Outside the United States, the production, distribution, and sale of many of our products are also subject to numerous statutes and regulations. If a regulatory authority finds that a current or future product, its label, or a production run is not in compliance with any of these regulations, we may be fined, or the products in question may have to be recalled, removed from the market, reformulated and/or have the packaging changed, which could adversely affect our business, financial condition and results of operations.

We cannot predict the effect of possible inquiries from and/or actions by attorneys general, other government agencies and/or quasi-government agencies into the production, advertising, marketing, promotion, labeling, ingredients, usage and/or sale of our energy drink products.

We are subject to the risks of investigations and/or enforcement actions by state attorneys general and/or other government and/or quasi-governmental agencies relating to the advertising, marketing, promotion, ingredients, usage and/or sale of our energy drinks, and we are a party, from time to time, to various government and regulatory inquiries and/or proceedings. Defending these proceedings can result in significant ongoing expenditures and the diversion of our management’s time and attention from the operation of our business, which could have a negative effect on our business operations. In addition, from time to time, government and/or quasi-governmental agencies may investigate the safety of caffeine and energy drinks. These legislators ultimately released a report in January 2015, recommending, inter alia, that the energy drink industry not market to consumers under the age of 18 and not market their products for hydration, and that the FDA develop and release definitions and guidance for this market sector. In addition, other organizations, such as the European Food Safety Authority, have also published reports, studies, articles and opinions on caffeine and energy drinks. If an inquiry by a state attorney general or other government or quasi-government agency finds that our products and/or the advertising, marketing, promotion, ingredients, usage and/or sale of such products are not in compliance with applicable laws or regulations, we may become subject to fines, product reformulations, container changes, changes in the usage or sale of our energy drink products and/or changes in our advertising, marketing and promotion practices, each of which could have an adverse effect on our business, financial condition or results of operations.

We also anticipate becoming subject to other laws and regulations governing our international operations, including regulations administered in the U.S., Canada and in the EU, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations (collectively, “Trade Control Laws”).

There can be no assurance that we will be completely effective in ensuring our compliance with all applicable anticorruption laws, including the FCPA or other legal requirements, such as Trade Control Laws. Any investigation of potential violations of the FCPA, other anti-corruption laws or Trade Control Laws by U.S., Canada, EU, or other authorities could have an adverse impact on our reputation, our business, results of operations and financial condition. Furthermore, should we be found not to be in compliance with the FCPA, other anti-corruption laws or Trade Control Laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, as well as the accompanying legal expenses, any of which could have a material adverse effect on our reputation and liquidity, as well as on our business, results of operations and financial condition.

Risks Related to the Securities Markets and Ownership of our Equity Securities

There is not now, and there may never be, an active market for our common stock and we cannot assure you that our common stock will become liquid or that it will be listed on a securities exchange.

There currently is no liquid market for our common stock. An investor may find it difficult to obtain accurate quotations as to the market value of the common stock and trading of our common stock may be extremely sporadic. For example, several days may pass before any shares may be traded. A more active market for our common stock may never develop. In addition, if we failed to meet the criteria set forth in SEC regulations, various requirements would be imposed by law on broker-dealers who sell our securities to persons other than established customers and accredited investors. Consequently, such regulations may deter broker-dealers from recommending or selling the common stock, which may further affect its liquidity. This would also make it more difficult for us to raise additional capital.

Even if a market develops for our shares, our shares may be thinly traded with wide share price fluctuations, low share prices and minimal liquidity.

If a market for our shares develops, the share price may be volatile with wide fluctuations in response to several factors, including:

●	Potential investors’ anticipated feeling regarding our results of operations;

●	Increased competition;

●	Our ability or inability to generate future revenues; and

●	Market perception of the future of development of beverage products.

In addition, if our shares are quoted on the OTCBB, our share price may be affected by factors that are unrelated or disproportionate to our operating performance. Our share price might be affected by general economic, political, and market conditions, such as recessions, interest rates, or international currency fluctuations. In addition, even if our stock is approved for quotation by a market maker through the OTCBB, stocks traded over this quotation system are usually thinly traded, highly volatile and not followed by analysts. These factors, which are not under our control, may have a material effect on our share price.

There is no firm commitment to purchase the units being offered, and as a result, initial investors assume additional risk.

This is a best efforts, no minimum offering of units being conducted solely by our management. There is no commitment by anyone to purchase any of the units being offered. We cannot give any assurance that any or all of the units will be sold. There is no minimum and we will retain any amount of proceeds received from the sale of the units. Moreover, there is no assurance that our estimate of our liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds. As this offering is a best efforts financing, there is no assurance that this financing will be completed or that any future financing will be affected. Initial investors assume additional risk on whether the offering will be fully subscribed and how the Company will utilize the proceeds.

You will incur substantial and immediate dilution of the price you pay for your shares in this offering.

The offering price of our common stock is substantially higher than the net tangible book value per share of the outstanding common stock issued after this offering. Therefore, if you purchase shares of our common stock in this offering, you will incur substantial immediate dilution in the net tangible book value per share of common stock from the price you pay for such share.

As of June 30, 2021, the net tangible book value of our common stock was ($1,142,692) or approximately ($0.06) per share based upon 19,774,999 shares issued and outstanding.

There will be no public market for the warrants to purchase shares of our common stock being offered in this offering.

Currently there is no established public trading market for the warrants being offered in this Offering, and we do not intend to develop a market for the warrants. Holders of the warrants may not transfer or trade the warrants unless in compliance with one of the exceptions as set forth in the warrant agreement. Therefore, there is, nor will there be, a trading market for the warrants offered hereby.

The warrants offered in connection with this raise may not have any value.

Each warrant included in a Unit will have an exercise price of $2.00 per share and will expire on the second anniversary of the date it first becomes exercisable. In the event our common stock price does not exceed the exercise price of the warrants during the period when the warrants are exercisable, the warrants may not have any value.

We do not anticipate dividends to be paid on our common stock and investors may lose the entire amount of their investment.

A dividend has never been declared or paid in cash on our common stock and we do not anticipate such a declaration or payment for the foreseeable future. We expect to use future earnings, if any, to implement our business plan and fund future growth. Therefore, stockholders will not receive any funds absent a sale of their shares. We cannot assure stockholders of a positive return on their investment when they sell their shares nor can we assure that stockholders will not lose the entire amount of their investment.

We arbitrarily determined the offering price and there has been no independent valuation of the stock, which means that the stock may be worth less than the purchase price.

The offering price of the shares of common stock has been arbitrarily determined without independent valuation of the shares by our management based on estimates of the price that purchasers of speculative securities, such as our common stock, will be willing to pay considering our nature and capital structure, the experience of the officers and directors and the market conditions for the sale of equity securities in similar companies. The offering price of the shares bears no relationship to our assets, earnings or book value, or any other objective standard of value and thus the shares may have a value significantly less than the offering price and the shares may never obtain a value equal to or greater than the offering price. See the section entitled “Placement of the Offering” elsewhere in this memorandum.

Our officers, directors and principal stockholders can exert significant influence over us and may make decisions that are not in the best interests of all stockholders.

Mr. Peter Scalise, III, our sole officer and director owns 6,035,000 shares of our outstanding Common Stock and 1 share of Series B preferred stock; which gives him effective control of our business. As a result, he will be able to affect the outcome of, or exert significant influence over, all matters requiring stockholder approval, including the election and removal of directors and any change in control. This concentration of ownership of our voting securities could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our Common Stock. It could also prevent our stockholders from realizing a premium over the market prices for their Common Stock. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, it could cause us to enter into transactions or agreements that we would not otherwise consider.

The liability of our directors and officers is limited.

The applicable provisions of the New York State General Corporation Law and our by-laws limit the liability of our directors to us and our stockholders for monetary damages for breaches of their fiduciary duties, with certain exceptions, and for other specified acts or omissions of such persons. In addition, indemnification agreements we expect to enter with our directors and officers upon completion of the Offering provide for indemnification of such persons under certain circumstances. If we are required to indemnify any of our directors or officers or any other person, our financial strength may be harmed, which may in turn lower our stock price.

We have not paid cash dividends in the past and do not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the value of our Common Stock.

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends on our capital stock in the foreseeable future. The payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the Board of Directors may consider relevant. If we do not pay dividends, our Common Stock may be less valuable because a return on your investment will only occur if the Common Stock price appreciates.

Complex Reporting Requirements under the Federal Securities Laws.

We are not currently a public company, however, as a Tier 2, Regulation A filer, we will be required to file the following periodic reports:

●	Form 1-K, annual report to be filed within 120 days after the end of the fiscal year that includes audited financial statements for the year, a discussion of our financial results for the year and information about our business and management, related-party transactions and share ownership.
●	Form 1-SA, semiannual report to be filed within 90 days after the end of the semiannual period that includes unaudited interim financial statements and a discussion of our financial results for the period.
●	Form 1-U, current report to be filed within four business days of certain events including a fundamental change, bankruptcy, change in accountant, non-reliance on prior financial statements or audit report, change in control and departure of officers.

In the event we become a fully reporting company with the SEC and have our Common Stock listed on an exchange or quoted on the over-the-counter market (OTC), we will be required regularly file quarterly and annual reports with the SEC on Forms 10-Q and 10-K, respectively, as well as current reports on Form 8-K as required by such form. Preparing and filing annual, quarterly and current reports with the SEC is a costly and time-consuming process and which will require us to retain a PCAOB-registered independent auditor and an experienced securities attorney as well as utilizing the services of a filing agent to convert our reports into the SEC’s EDGAR format and any financial statements contained therein into SEC’s XBRL format. Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related SEC regulations, have significantly increased the costs and risks associated with accessing the public markets and public reporting.

Also, Section 404 of the Sarbanes-Oxley Act requires that we establish and maintain an adequate internal control structure and procedures for financial reporting and include a report of management on our internal control over financial reporting in our annual report on Form 10-K. That report must contain an assessment by management of the effectiveness of our internal control over financial reporting and must include disclosure of any material weaknesses in internal control over financial reporting that we have identified. Effective internal control is necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we may not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital. We have not performed an in-depth analysis to determine if historical un-discovered failures of internal controls exist and may in the future discover areas of our internal control that need improvement. Any inability to report and file our financial results accurately and timely could harm our reputation and adversely impact the trading price of our Common Stock.

The subscription agreement for the purchase of common stock from the Company contains an exclusive forum provision, which will limit investors ability to litigate any issue that arises in connection with the offering anywhere other than the Federal courts in New York.

The subscription agreement states that it shall be governed by the local law of the State of New York and the United States, and the parties consent to the exclusive forum of the Federal courts in New York for any action deriving from the subscription agreement itself or under the Securities Act of 133 or the Securities Exchange Act of 1934. They will not have the benefit of bringing a lawsuit in a more favorable jurisdiction or under more favorable law than the local law of the State of New York for matters not addressed by the Securities Act or the Securities Exchange Act. Moreover, we cannot provide any certainty as to whether a court would enforce such a provision. In addition, you cannot waive compliance with the federal securities laws and the rules and regulations thereunder as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The combination of both potentially unfavorable forum and the lack of certainty regarding enforceability poses a risk regarding litigation related to the subscription to this Offering and should be considered by each investor before signing the subscription agreement.

ITEM 4. DILUTION

Our tangible net book value as of June 30, 2021 was ($1,142,694) or ($0.06) per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the shares of Common Stock outstanding immediately after this offering. Purchasers of our Common Stock in this offering will experience an immediate dilution of net tangible book value per share from the public offering price.

The following table sets forth the estimated net tangible book value per share after the offering and the dilution to persons purchasing Common Stock based on the total issued and outstanding shares of Common Stock as of the date of this offering under assumed percentage of offering sold scenarios:

Weighted Offering Price / Share	$1.11	$1.11	$1.11	$1.11
Increase in TNBV to Existing Shareholders	$0.52	$1.04	$1.56	$2.08
NTBV After This Offering	$0.35	$0.54	$0.65	$0.72
Dilution Effect to New Shareholders	$0.76	$0.57	$0.46	$0.39
Percentage Dilution to New	144.96%	54.91%	29.46%	18.48%

ITEM 5. PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDER

This Offering Circular is also part of an exemption under Regulation A that permits our officers and directors to sell the Units directly to the public in those jurisdictions where the Offering Circular is approved, with no commission or other remuneration payable for any Units sold. After the qualification by the Commission and acceptance by those states where the offering will occur, the officers and directors intends to advertise through personal contacts, telephone, and hold investment meetings in those approved jurisdictions only. Officers and directors will also distribute the prospectus to potential investors at meetings, to their business associates and to their friends and relatives who are interested in our business startup as a possible investment, so long as we have provided notice filing in the jurisdiction where such communications have taken place. In offering the securities on our behalf, the Officers and Directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Terms of the Offering

The Company’s Units are being offered on a “best-efforts” basis through broker-dealer(s) who are registered with the Financial Industry Regulatory Authority (“FINRA”). Each Unit consists of 1 share of Common Stock and 1 eighth of a warrant to purchase Common Stock at an exercise price of $2.00 per share. As of the date of this Offering Circular, a selling agreement Dalmore Group, LLC (“Dalmore”) for offering in those states selected by the Company and approved by the respective state. We are selling our shares through a Tier 2offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended (the “Securities Act”). The Company has engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in connection with this Offering. This offering is being conducted on a best-efforts, self-underwritten basis, for up to 40,000,000 Units at a fixed price of $1.00 per Unit; The price of the offering (including warrants) shall be fixed for the duration of the offering. We require a minimum investment of $1,000.00 per investor.The units are intended to be sold directly through the efforts of our officers and directors. The units are being offered for a period not to exceed 360 days. The offering will terminate on the earlier of: (i) the date when the sale of all shares is completed, or (ii) 360 days from the effective date of this document (unless extended by the Board of Directors for an additional 90 days). For more information, see the section titled “Use of Proceeds” herein.

Dalmore will be paid 1% of the aggregate Offering Price of Company Shares sold in this Offering. We may be required to indemnify participating broker-dealers and possibly other parties with respect to disclosures made in the Offering Circular. In 2020, the Company incurred a one-time advance out of pocket fee of $5,000 upon execution of the Agreement. The Company also incurred a one-time offering consulting fee of $20,000 upon receipt of a FINRA No Objection Letter and SEC Regulation A offering qualification.

ITEM 6. USE OF PROCEEDS TO ISSUER

We prepared the milestones based on three levels of offering raise success: 25% of the Maximum Offering proceeds raised ($12,500,000.00), 50% of the Maximum Offering proceeds raised ($25,000,000.00), 75% of the Maximum Offering proceeds raised ($37,500,000.00) and the Maximum Offering proceeds raised of $50,000,000.00 through the offering. The costs associated with operating as a public company are included in all our budgeted scenarios and management is responsible for the preparation of the required documents to keep the costs to a minimum.

Although we have no minimum offering, we have calculated used of proceeds such that if we raise 25% of the offering is budgeted to sustain operations for a twelve-month period. We believe that 25% of the Maximum Offering is sufficient to provide initial funding to commence our initial product development and marketing awareness and promotion campaigns. If the Company were to raise 50% of the Maximum Offering, then we would be able to expand our research and development activities, hire key subject matter experts and other supporting activities. Raising the Maximum Offering will enable the Company to implement our full business plan.

We intend to use the proceeds from this Regulation A offering as follows based on each raise scenario:

	If 25% of the Offering is Raised	If 50% of the Offering is Raised	If 75% of the Offering is Raised	If 100% of the Offering is Raised
Marketing and Promotion	$5,637,500	$11,275,000	$16,912,500	$22,550,000
Working Capital	$2,425,000	$4,850,000	$7,275,000	$9,700,000
Production Facility and Warehouse	$905,000	$1,810,000	$2,715,000	$3,620,000
Operating Expenses	$2,135,000	$4,455,000	$6,775,000	$9,095,000
Salaries and Benefits	$1,062,500	$2,125,000	$3,187,500	$4,250,000
Research and Development	$50,000	$100,000	$150,000	$200,000
Costs of Offering	$100,000	$200,000	$300,000	$400,000
Audit Costs	$25,000	$25,000	$25,000	$25,000
Legal Costs	$150,000	$150,000	$150,000	$150,000
Blue Sky Compliance	$10,000	$10,000	$10,000	$10,000
TOTAL	$12,500,000	$25,000,000	$37,500,000	$50,000,000

ITEM 7. DESCRIPTION OF BUSINESS

This Prospectus includes market and industry data that we have developed from publicly available information, various industry publications and other published industry sources and our internal data and estimates. Although we believe the publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the market in which we operate and our management’s understanding of industry conditions.

As of the date of the preparation of this Prospectus, these and other independent government and trade publications cited herein are publicly available on the Internet without charge. Upon request, we will also provide copies of such sources cited herein.

Company Overview

The3rdBevco Inc is a Ronkonkoma, NY based beverage company that intends to offer a diverse portfolio of on-trend products including energy drinks, Cannabidiol (CBD) infused drinks and non-alcoholic spirits. These products will come in sleek, colorful, no-nonsense packaging, giving buyers the energy, confidence, and pleasure to make the most of their moment. We are a development stage company with minimal assets and no revenue. We have a business plan and fully developed product offerings that are ready for production and distribution. We will require outside capital of approximately $30 million in order to implement our business plan.

Wellness Drink Market Industry Overview

Energy Drink Sector

The global energy drink market includes beverages that contain caffeine, taurine, vitamins, and other stimulants, and are aggressively marketed as consumable products that boost mental alertness and physical stamina. These beverages may or may not be carbonated. Over the last two decades the fastest growing customer segment in the energy drink market are young adults (ages 20 to 39). According to an industry report published by Allied Market Research, global energy market sales were approximately $53 billion in 2018 and estimated to reach more than $86 billion in sales by 2026, representing a compound annual growth rate of 7.2%. The sizeable market opportunity in the energy drink market has attracted several competitors, including large multination beverage companies and even 7-Eleven to develop their own energy drinks in this market segment.

Cannabis Infused Drink Sector

The global CBD drink market is highly fragmented in nature, owing to the presence of the small and medium scale companies. Canadian companies have a significant presence in this market as they were faster to adopt legalization of marijuana for medical and recreational purposes. North America is now estimated to be the fastest and largest market driven by the legalization of marijuana for medical and recreational purpose, including some states which allow the use of low THC and high CBD products for medical purposes, resulting in high demand for CBD infused drinks. The widespread adoption of such legislation around the United States is anticipated to positively influence the growth in this market segment. According to a recent report by Grand View Research, Inc., the global CBD beverage market size is expected to reach $2.8 billion by 2025, representing a compound annual growth rate of 17.8%. Anticipation of this projected market opportunity explains why cannabis-infused beverages are being developed by Coors, Budweiser, and Coca-Cola.

Non-Alcoholic Spirits Drink Sector

The non-alcoholic beverages market consists of sales of beverages that do not contain any alcohol. According to a recent report by Nielsen, the non-alcoholic spirits drink sector has grown due to growing awareness for health and wellness and has lowered demand for the sugared carbonated soft drinks, such as carbonated beverages and lemonades. Spending is shifting towards healthier, less-sugared products like bottled water and some non-carbonated soft drinks (like ready-to-drink tea and coffee) that are ready for consumption away from home. According to a recent report by Grand View Research, Inc., the global non-alcoholic spirits market size was valued $967 billion by 2020, expanding at a compound annual growth rate of 9.3% through 2023, with estimated sales of $417 billion in 2020. Anticipation of this market growth explains why global beverage brands AB InBev and Coca-Cola project that one-fifth of their overall sales will be made by their Non-Alcoholic Spirits brands in the next five years.

Our industry research above indicates there is strong market for all three product offerings and changing consumer taste preferences should allow for multiple product offerings that can compete against larger competitors.

Market Competition and Composition

Consumption of energy drinks has been increasing dramatically in the past two decades, particularly among the millennial population, between the ages of 18-35. North America is the major market for energy drinks due to changing tastes and preferences towards health conscientious consumables. Outside of North America demand is growing in Europe and Asia-Pacific, due to changing demographics and related increasing consumer adoption rate in the region, as a result of increased marketing efforts by the key players. Markets in South America and Middle East & Africa are comparatively smaller and are expected to grow in the coming years as local demographics in those areas change.

The energy drink market is dominated by five large beverage companies with significant financial resources, strong products, and brands, all of which make it hard for the new and small companies to compete. The major industry players in the energy drink market are Red Bull, Monster Beverage Corporation, Rockstar Inc., The Coca-Cola Company, PepsiCo, Arizona Beverage Company, National Beverage Corp., Dr. Pepper Snapple Group, Living Essentials, and Cloud 9.

Most of these competitors create product awareness through advertising and celebrity endorsement which is expensive for small and development stage companies. In addition to this, large well-funded beverage companies sponsor major sports events.

Target Market

Our targeted market is the millennial population and we believe that our drink offerings can be uniquely positioned against larger competitors and marketed to this market population effectively through social media, mobile and dating applications used by our target market. According to studies conducted by McKinsey (2017) and IPSOS (2018), bold masculinity is becoming unappealing to Millennials and Gen Z and companies that design their products with these elements suffered financial losses on these product offerings. Our strategy is to listen to our target customers desires and design a product offering and packaging that is playful with bursts of color to match its flavors, logos, and fonts with personality. We believe that our designs appeal to all and are simple, clean, premium, and positive.

We anticipate that customers will purchase our beverage offerings for the following occasions:

●	LAID is perfect not only for the gym, but for a business meeting, a late night or early morning, and for intimacy.

●	CHILL’D is designed for convenient on-the-go energy and is packaged perfectly for quick-grab impulse buying.

●	ProseccGO’s aesthetic boasts the luxury of actual champagne without the alcohol, making it a premium upscale alternative convenient in a can.

Our products are free of additives and unhealthy substitutes. Additionally, our product is not currently offered in the market and we believe that demand for such an offering is growing and represents an unmet consumer preference in the market.

LAID, CHILL’D, and ProseccGO products will be available immediately online directly to consumers and through retailers. We plan to distribution our product through established relationships with several mainstream distribution partners which have an active network of 35,000 retail locations, including popular chain store retailers.

Other Matters

Employees

We have no employees other than our sole officer and director, Peter Scalise III. We have executed an Employment Agreement with our sole officer and director Peter Scalise III. Agreement is filed as Exhibit 10.1 to this Registration Statement.

Legal Matters

As of February 14, 2022, all legal matters were resolved or nonexistent.

Dividend Policy

We have not declared or paid any dividends on our common stock. We intend to retain earnings for use in our operations and to finance our business. Any change in our dividend policy is within the discretion of our Board of Directors and will depend, among other things, on our earnings, debt service and capital requirements, restrictions in financing agreements, if any, business conditions, legal restrictions and other factors that our Board of Directors deems relevant.

Defaults Upon Senior Securities

None.

Unregistered Sales of Equity Securities and Use of Proceeds

On June 18, 2020, the Company issued to founders and officers a total of 23,989,999 in common shares and 1 share of Series B preferred to Peter Scalise III, President and Chairman of the Board. All common and preferred shares were issued at stated par value of $0.0001 per share; and there were no proceeds received in exchange for shares issued. The table below outlines shares issued to founders and officers of the Company. All shares were issued pursuant to Section 4(a)(2) of the Securities Act of 1933.

Name	Number of Shares of Common Stock	Percent of Common Stock Outstanding Prior to Offering
Peter Scalise, III	6,035,000	25.16%
The Jason Eric Job Gift Trust	5,111,760	21.31%
Jeffrey K. Warmann	4,250,000	17.72%
Equity Markets Adv, LLC	4,100,000	17.09%
C. Michael Kelly	1,000,000	4.17%
William Cavalier	600,000	2.50%
Thomas J. Cox	500,000	2.08%
Steven McDermott	333,333	1.39%
Eric Berman	333,333	1.39%
Chris Bradley	333,333	1.39%
Christopher S. Alfieri	300,000	1.25%
William Eilers, Esq.	250,000	1.04%
KiLyn Corporation	250,000	1.04%
Jack W. Job	151,620	0.63%
Lois M. Job	151,620	0.63%
Andrew P. Larocca	150,000	0.63%
ETI Capital LLC	75,000	0.31%
Jeffrey Alan McCorry	55,000	0.23%
Bell Tower Solutions LLC	5,000	0.02%
Total Common Stock	23,989,999	100.0%

ITEM 8. DESCRIPTION OF PROPERTY

The Company is currently headquartered in 2805 Veterans Highway, Suite 15, Ronkonkoma, New York, 11779. We lease approximately 1,700 square feet office space under a two year non-cancellable triple net lease which expires in October 31, 2023. Our lease agreement requires monthly rental payments of $2,800. There is an optional two year lease extension for this office space.

ITEM 9. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited financial statements and the notes thereto of The3rdBevCo, Inc. included in this Offering Circular. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Organizational Overview

Our financial statements and related public financial information are based on the application of generally accepted accounting principles in the United States (“GAAP”). GAAP requires the use of estimates, assumptions, judgments, and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenues, and expense amounts reported. These estimates can also affect supplemental information contained in our external disclosures including information regarding contingencies, risk, and financial condition. We believe our use of estimates and underlying accounting assumptions adhere to GAAP and are consistently and conservatively applied. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions. We continue to monitor significant estimates made during the preparation of our financial statements.

Critical Accounting Policies and Estimates

Our significant accounting policies are summarized in Note 3 of our audited financial statements included in this Offering Circular. While all of our accounting policies included in our audited financial statements impact our financial condition and results of operations, we view certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on our financial statements and require management to use a greater degree of judgment and estimates. Actual results may differ from those estimates. Our management believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on our results of operations, financial position or liquidity for the periods presented in this report.

Year Ended December 31, 2020 as compared to the Period Since Inception (October 2, 2019) through December 31, 2019 (“last year”)

Revenues. We are a development stage corporation with limited operations and no revenues from our business operations during the year ended December 31, 2020 or 2019.

Operating Expenses. Our operating expenses principally consist of salary and related expenses paid to our Chief Executive Officer and sole employee, professional fees paid to start-up consultants and advisors, rent and general administrative costs to support the Company’s start-up operations. During the year ended December 31, 2020, operating expenses were $339,361 compared to $562,199 in 2019. Excluding a one-time brand development expense of $500,000 incurred in 2019 with our founder and majority stockholder, operating expenses increased $277,162 in 2020. The increase was due primarily due to a full year of officer compensation (as compared to 3 months last year) and professional fees incurred in connection with launching the Company’s filing of a Regulation A Tier 2 offering. The remaining increase was due to rent and other administrative costs.

Provision for Income Taxes. We have no provision for income taxes as the Company is generating net operating losses. The Company placed a full valuation allowance against approximately $235,681 in deferred tax assets generated since inception due to the uncertainty of generating taxable income to utilize the deferred tax assets. The Company does not expect to incur significant income tax expense until significant operations commence.

Net Loss. Our net loss for the year ended December 31, 2020, was $339,582 as compared to $562,199 in 2019.

Liquidity and Capital Resources

Networking Capital

As of December 31, 2020, we had cash balances of $230 and a net negative networking capital balance of $901,241. We are an early development stage company with significantly limited financial resources and our plan to enter energy drink beverage market cannot be funded with our existing resources. We plan to raise additional bridge financing over the next 12-16 months using convertible promissory notes while we continue to raise permanent capital through our Regulation A Tier 2 offering.

Going Concern

We are a development stage corporation with limited operations and no revenues from our business operations. Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months. We do not anticipate that we will generate significant revenues until we have raised the funds necessary to conduct a marketing program. There is no assurance we will ever generate revenue even if we raised all necessary funds.

Our management team is focused on raising capital, including first the sale of equity securities, which may not be available on commercially reasonable terms if at all, to fund our business plans to develop, market, sell and distribute our energy drinks. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected.

During the year ended December 31, 2020, we issued two six-month convertible promissory notes totaling $33,200 bearing interest at 11% per annum. On October 20, 2021, we repaid all principal and interest related to $25,000 of the convertible notes. On May 16, 2021, we extended the maturity date for the remaining $8,200 in convertible notes to May 16, 2022.

We believe that our capital resources are insufficient for ongoing operations, with minimal current cash reserves, particularly given the resources necessary to expand our business. We will likely require considerable amounts of financing to make any significant advancement in our business strategy to develop, market, sell and distribution our energy drinks. As we cannot predict the time at which revenue will exceed expenses, we anticipate the need to raise capital through additional equity issuances in other established public stock exchanges. There is presently no agreement in place that will guarantee financing for us, and we cannot assure you that we will be able to raise any additional funds, or that such funds will be available on acceptable terms. Funds raised through future equity financing will likely be substantially dilutive to current shareholders. Lack of additional funds will materially affect our business and may cause us to substantially curtail or even cease operations. Consequently, you could incur a loss of your entire investment in our business. We believe these cumulative factors raise doubt about our ability to continue as a going concern.

Cash Flows from Operating Activities

●	Net cash used in operating activities was $33,970 related to cash paid to partially settle accrued officer compensation.

●	Net cash used in operating activities during the period from October 2, 2019 (Inception) through December 31, 2019 was $40, related to cash paid for administrative costs.

Cash Flows from Investing Activities

●	There were no significant cash investing activities during the year ended December 31, 2020 or during the period from October 2, 2019 (Inception) through December 31, 2019.

Cash Flows from Financing Activities

●	Net cash from financing activities was $34,200 for the year ended December 31, 2020. The Company issued convertible promissory notes in the amount of $33,200 and received a $1,000 advance from a stockholder which was used for working capital purposes.

●	Net cash from financing activities during the period from October 2, 2019 (Inception) through December 31, 2019 was $40, related to initial capital contributions to fund the corporate bank account.

12-Month Plan of Operation

Our business plan remains unchanged since the initial filing of our Form 1-A. We expect to incur a cash burn of $26.8 million (excluding legal and offering costs) over the next 12-18 months to acquire a storage and distribution warehouse, staff to support our sales and operational efforts, marketing and promotion advertisements through recognized social media networks and other marketing channels, product promotion samples, administrative support costs, offering costs and other administrative support costs. We expect to raise enough capital to move forward with our business plan and enable us sufficient cash flow to successfully launch our beverage offerings.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Semiannual Period Ended June 30, 2021 as Compared to June 30, 2020 (“last year”)

Revenues. We are a development stage corporation with limited operations and no revenues from our business operations during the semiannual period ended June 30, 2021 or 2020.

Operating Expenses. Our operating expenses principally consists of salary and related expenses paid to our Chief Executive Officer and sole employee, marketing and promotion, professional fees paid to start-up consultants and advisors, rent and general administrative costs to support the Company’s start-up operations. During the semiannual period ended June 30, 2021, operating expenses were $236,463 compared to $144,508 in 2020. The increase in operating expenses is due to interest accrued on unpaid officers’ salary, marketing and promotion costs to design a logo and initial branding materials, accrued professional fees payable to advisors in connection with launching the Company’s capital raise.

Interest Expense. During the semi-annual period ended June 30, 2021, interest expense was $16,740 compared to no interest expense in 2020. The increase reflects accrued interest and original issue discount amortization associated with convertible promissory notes issued during 2021.

Provision for Income Taxes. We have no provision for income taxes as the Company is generating net operating losses. The Company placed a full valuation allowance against approximately $213,105 in deferred tax assets generated since inception due to the uncertainty of generating taxable income to utilize the deferred tax assets. The Company does not expect to incur significant income tax expense until significant operations commence.

Net Loss. Our net loss for the semi-annual period ended June 30, 2021, was $253,203 as compared to $144,508 in 2020.

Liquidity and Capital Resources

Networking Capital

As of June 30, 2021, we had a cash balance of $28,406 and a net negative networking capital balance of $1,123,194. We are an early development stage company with significantly limited financial resources and our plan to enter energy drink beverage market cannot be funded with our existing resources. We plan to raise bridge financing over the next 12-16 months using convertible promissory notes while we continue to raise permanent capital through our Regulation A Tier 2 offering.

Going Concern

We are a development stage corporation with limited operations and no revenues from our business operations. Our auditors previously issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months. We do not anticipate that we will generate significant revenues until we have raised the funds necessary to conduct our business plan. There is no assurance we will ever generate revenue even if we raised all necessary funds.

Our management team is focused on raising capital, including first the sale of equity securities, which may not be available on commercially reasonable terms if at all, to fund our business plans to develop, market, sell and distribute our energy drinks. If such financing is not available on satisfactory terms, we may be unable to continue our business as desired and our operating results will be adversely affected.

During the semiannual period ended June 30, 2021, we issued several convertible promissory notes with a combined face value $245,000 and received net proceeds of $225,000 (net of original issue discounts). These convertible promissory notes bear interest ranging from 11 and 14% per annum. Subsequent to June 30, 2021, we issued convertible promissory notes with a combined face value of $375,000 and received net proceeds of $350,000 (net of original issue discounts).

We believe that our capital resources are insufficient for ongoing operations, with minimal current cash reserves, particularly given the resources necessary to expand our business. We will likely require considerable amounts of financing to make any significant advancement in our business strategy to develop, market, sell and distribution our energy drinks. As we cannot predict the time at which revenue will exceed expenses, we anticipate the need to raise capital through additional equity issuances in other established public stock exchanges. There is presently no agreement in place that will guarantee financing for us, and we cannot assure you that we will be able to raise any additional funds, or that such funds will be available on acceptable terms. Funds raised through future equity financing will likely be substantially dilutive to current shareholders. Lack of additional funds will materially affect our business and may cause us to substantially curtail or even cease operations. Consequently, you could incur a loss of your entire investment in our business. We believe these cumulative factors raise doubt about our ability to continue as a going concern.

Cash Flows from Operating Activities

●	Net cash used in operating activities during the semiannual period ended June 30, 2021 was $232,650 related to cash paid to settle accrued officer compensation.

●	Net cash used in operating activities were not significant during the semiannual period ended June 30, 2020.

Cash Flows from Investing Activities

●	There were no significant cash investing activities during the semiannual periods ended June 30, 2021 and 2020.

Cash Flows from Financing Activities

●	Net cash from financing activities was $260,825. The Company issued convertible promissory notes in the amount of $225,000, received a $16,326 advance from a stockholder and a $19,500 economic injury disaster loan advance, all of which were used for working capital purposes.

●	Net cash from financing activities were not significant during the semiannual period ended June 30, 2020.

12-Month Plan of Operation

Our business plan remains unchanged since the initial filing of our Form 1-A. We expect to incur a cash burn of $26.8 million (excluding legal and offering costs) over the next 12-18 months to acquire a storage and distribution warehouse, staff to support our sales and operational efforts, marketing and promotion advertisements through recognized social media networks and other marketing channels, product promotion samples, administrative support costs, offering costs and other administrative support costs. We expect to raise enough capital to move forward with our business plan and enable us sufficient cash flow to successfully launch our beverage offerings.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

BOARD OF DIRECTORS

Election and Appointment of Directors. Each Director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the Articles of Incorporation, as amended and the Bylaws of the Company. Our last annual general meeting of shareholders was held on March 2, 2020 via waiver of notice of meeting. No date for the next annual meeting of stockholders is specified in the Company’s bylaws or has been fixed by the Board of Directors.

Our current Board of Directors as of February 14, 2022 is set forth below:

Name	Role	Age	Term Start Date	Term End Date
Peter Scalise III	President, Chief Financial Officer, Chief Executive Officer, Sole Director	51	10/2/2019	None

Peter Scalise III, President, Chief Financial Officer, Chief Executive Officer, Sole Director. Mr. Scalise is the founder and has served as the sole executive officer since inception of the Company in October 2019. Mr. Scalise has over 25 years of entrepreneurial experience in the nutritional supplement/beverage industry and significant executive leadership experience overseeing all aspects of operations including research and development, sales, procurement, distribution, inventory control and marketing. Additionally, he has put together an experienced advisory committee to assist with the launch and implementation of the strategic plan for The3rdBevco Inc. Prior to founding the Company, he founded and served as CEO of several supplement and beverage companies, including Gear Sports Nutrition (November 2011 to October 2019), JOJO Energy Drinks (September 2008 to November 2011), Advanced Genetics (August 1997 to September 2008) and Huge Nutrition (June 1995 to August 1997).

He also has vast gained experience raising capital in the private and public sector during his tenure as CEO of two small cap public companies: MOJO Ventures (OTC symbol MOJO, from May 2011 to November 2011) and Limitless Venture Group Inc (OTC symbol LVGI, from April 2012 to December 2014). In these prior roles he gained proficiency developing marketing platforms, overseeing financial operations, budgeting, staff recruitment and development, negotiating and drafting commercial contracts and overseeing related functions. He has extensive SEC/FINRA compliance, DTC compliance, PCAOB accounting procedures, public company filings and reporting procedures, public securities offering documents and procedures, reverse merger procedure and compliance.

Committees of the Board of Directors. There are no committees of the Board of Directors. There is an advisory committee that provides guidance to the President and Chairman of the Board. Our advisory committee has industry veterans that have led some of the largest and most well-known Fortune 500 brands in the world. The Company intends to leverage their industry marketing expertise and market connections to enter our target markets. The advisory committee includes the following members:

Steve McDermott. Steve has been building and advising world-class brands for 20+ years and has served as the Co-founder of Gr0wth Dr1vers since May 2016. Prior to this role at Gr0wth Dr1vers, he led brand strategy at VaynerMedia (May 2013 - February 2016), Boston Consulting Group (September 2016 - December 2017) and Kantar Retail (September 2011 - April 2013), and had operational responsibility for businesses at Unilever (November 2004 - September 2011) and the Pepsi-Lipton Partnership (February 2007 - November 2009). He has a proven track record translating consumer insight into strategy, meaningful brand propositions, effective communications, and activation, resulting in brand and business growth. Steve launched Pure Leaf iced tea while at Pepsi and his consulting work in shopper insight and retail execution was recognized by panel of The Coca-Cola Company's leaders. He is also an expert in using social media driving revenue for clients—his Facebook campaigns have performed in 97th and 100th percentiles as measured by Datalogix and Nielsen, respectively. Steve holds an MBA from NYU Stern School of Business and BA from The College of William & Mary.

Eric Berman. is a marketing leader with a 20-plus year track record of driving growth through consumer insight, innovation, and digital brand building. He has served as the Co-founder of Growth Drivers since he founded it in May 2016. He has delivered results within both large organizations and entrepreneurial environments. Eric is one of a few CPG marketers who has created, developed, and launched a successful new consumer platform: Country Crock Side Dishes (Unilever) +$115mm in retail sales. Prior to founding Growth Drivers, Eric led the consumer package goods team at Facebook (January 2011 to July 2016). Prior to Facebook, Eric was head of marketing for KIND Healthy Snacks (July 2009 to November 2010) and also held a variety of marketing leadership roles at Unilever (September 2000 to June 2009) and Johnson & Johnson (June 1996 to May 1999). Eric holds an MBA from NYU Stern School of Business and BA from Boston University.

Chris Bradley. Chris is a senior creative leader with over 20 years of experience in Creative Leadership roles and currently serves as Creative Partner of Gr0wth Dr1vers. Prior to his current role he served as Creative Director for clients such as Budweiser, Bud Light, Stella Artois (May 2015 - May 2018), Volkswagen (February 2000 - May 2006), Samsung (January 2012 - January 2014), Sour Patch Kids, RITZ (May 2015 - May 2018), TRUTH (February 2000 - May 2006), Kodak, Motorola, Stolichnaya (April 2006 - July 2009), ampm, ARCO (July 2009 - January 2011) and non-profit organizations such as Feeding America (April 2006 - July 2009). His work has been recognized by: The Cannes Advertising Festival, The One Show, Clios Awards, The Effie’s, International Automotive Advertising Awards, Mobius Awards, The Addy’s, Tele Awards, The London International Awards, The ACD 100 Show, Communication Arts, Print Magazine, GRAPHIS and others. Industry speaking engagements across the US as a guest of Social Media Week, The Ad Club and has served as juror for the Effie’s. Chris holds a BA from Florida State University.

EXECUTIVE OFFICERS

Our current executive officers as of February 14, 2022 is set forth below:

Name	Age	Position(s) Held
Peter Scalise III	51	President, Chief Financial Officer, Chief Executive Officer, Sole Director

For information with respect to Mr. Scalise, please see the information about the members of our Board of Directors on the preceding pages.

There are no family relationships among any of our executive officers or directors.

ITEM 11. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors

There was no compensation paid to any directors.

Executive Compensation

Semiannual Period Ended June 30, 2021

Name	Capacities in which compensation was received	Cash Compensation ($)(1)	Other Compensation (2)	Total Compensation ($)
Peter Scalise	President, Chief Financial Officer, Chief Executive Officer	$133,914	$10,200	$144,114

(1)	Amount reported represents total monthly salary accruals recorded during the semiannual period ended June 30, 2021. For the semiannual period ended June 30, 2021, cash salaries paid were $137,571. As of June 30, 2021, unpaid salary due to our CEO was $282,833.
(2)	Amount reported represents total monthly fixed monthly allowance accruals recorded during the semiannual period ended June 30, 2021. For the semiannual period ended June 30, 2021, fixed monthly allowances paid were $10,044. As of December 31, 2020, unpaid fixed monthly allowance was $22,267.

Year Ended December 31, 2020

Name	Capacities in which compensation was received	Cash Compensation ($)	Other Compensation (1)	Total Compensation ($)
Peter Scalise	President, Chief Financial Officer, Chief Executive Officer	$225,000	$20,400	$245,400

(1)	Amount reported represents total monthly salary accruals recorded during the year ended December 31, 2020. For the year ended December 31, 2020, cash salaries paid were $16,400. As of December 31, 2020, unpaid salary due to our CEO was $286,490.
(2)	Amount reported represents total monthly fixed monthly allowance accruals recorded during the year ended December 31, 2020. For the year ended December 31, 2020, fixed monthly allowances paid were $3,388. As of December 31, 2020, unpaid fixed monthly allowance was $22,112.

Compensation of Named Executive Officers (“NEO”s) is reviewed annually and determined by the Compensation Committee. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

As discussed above, we will provide a bonus incentive plan to motivate NEOs by providing them with the opportunity to acquire an interest in our business and benefit from our growth.

Employment Agreements and Compensation Arrangements; Termination and Change in Control Provisions

On October 8, 2019, we entered into a five-year employment agreement (“Agreement”) with Mr. Peter Scalise, III, our President and Chairman of the Board. The Agreement is noncancelable in the first year unless death or disability occurs. Under the terms of the Agreement, Mr. Scalise is entitled to a gross base annual salary of $225,000, payable weekly, subject to annual increases tied to the change in the consumer price index. Unpaid or salary deferrals shall bear interest of 15% simple interest. Additionally, Mr. Scalise is entitled to fixed monthly expense allowances of $1,700.

Under the Agreement, Mr. Scalise is eligible to earn a bonus equal to 3% of our adjusted gross income (defined as gross revenues less costs to generate such revenue and related operating expenses) and 3% of our pretax profit from operations. All earned incentive bonuses shall be payable 50% in cash and 50% in equity within 30 days after issuance of the annual audited financial statements. No bonus was earned or accrued as of December 31, 2020 as we remain a development stage company with no revenues or net profit.

Further, per the Agreement Mr. Scalise is entitled to a brand development fee of $500,000 payable within 30 days of written request. The brand development fee is to be paid out of funds derived from proceeds in connection with a capital raise or line of credit. We accrued the full amount of his brand development fee upon execution of the Agreement which is presented on the accompanying balance sheet. As of the date of this Offering, Mr. Scalise did not issue a demand for payment of the brand development fee. There are no agreements or arrangements that provide for compensation to any other NEOs or directors, or that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Company or a change in the NEO or director’s responsibilities.

There were no changes in our executive employment agreement with Mr. Peter Scalise, III, our President and Chairman of the Board since the original agreement was signed.

ITEM 12. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Security Ownership of Directors and Executive Officers

As of February 14, 2022, Mr. Scalise was the sole director and executive officer with a direct ownership interest of 6,035,000 shares (or 25.2%) of Common Stock and 1 share of Series B preferred stock.

Security Ownership of Certain Beneficial Owners (Greater than 10% Holders)

The following table sets forth beneficial owners of more than 5% based on 23,989,999 outstanding shares of Common Stock as of February 14, 2022

Name and Complete Mailing Address	Number of Shares of Common Stock[*]		Percent of Common Stock Outstanding
The Jason Eric Job Gift Trust 2206 E. Bendamere Circle Millcreek UT 84109	5,111,760		21.3%
Jeferrey K Warmann 441 Warren Way McDonough GA 30252	4,250,000	[*]	17.7%
Equity Markets Adv, LLC 136 Wheatley Road Glen Head, NY 11545	4,100,000		17.1%

[*] Shares shown were part of shares issued to founders and the sole officer of the Company on June 18, 2020.

ITEM 13. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

A related person transaction is a consummated or currently proposed transaction in which the Company has been, is or will be a participant and the amount involved exceeds $50,000, and in which a related person (i.e., any director or executive officer or nominee for director, or any member of the immediate family of such person) has or will have a direct or indirect material interest. Related parties include key management personnel and companies under the control of key management personnel. Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Board and corporate officers, including the Company’s President and Chairman of the Board.

There was no reported related party transaction which exceeded $50,000 during the year ended December 31, 2020. During the period since inception (October 2, 2019) through December 31, 2019, the Company committed to a one-time brand development expense of $500,000 with the Company’s founder and majority stockholder.

ITEM 14. SECURITIES BEING OFFERED

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our articles of incorporation, as amended and our bylaws, as amended, which are included as exhibits to the registration statement of which this Offering Circular forms a part.

The Company is offering up to 40,000,000 Units, each Unit consisting of one share of Common Stock (the “Share”) and one eighth of one warrant to purchase common stock at an exercise price of $2.00 per share (the “Warrant”, collectively the Share and the one eighth of one Warrant are defined as the “Unit”). The rights and obligations of the Common Stock both derived from the Unit and the exercise of each Warrant are described below. The Warrant shall provide the investor the legal right to purchase one share of Common Stock for each whole Warrant for $2.00 per share (the “Exercise Price”), and are a legally binding obligation of the Company upon receipt of the exercise price. The Warrants will expire exactly two years from issuance. If an investor fails to exercise the Warrant(s) prior to the Termination Date, the Warrant(s) shall be deemed expired and the investors right to exercise the same shall be null and void.

The Company's authorized capital consists of 100,000,000 shares of common stock (“Common Stock”) with a par value of $0.0001, and 1 Series B preferred share (the “Series B”). There were 23,989,999 shares of common stock and 1 share of Series B preferred issued or outstanding prior to this Offering.

Common Stock

Voting

Each holder of our Common Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the votes cast.  Cumulative voting for the election of directors is not permitted.

Dividends

Holders of our Common Stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for payment, subject to the rights of holders, if any, of our preferred stock.  Our Board of Directors is not obligated to declare a dividend. To date, the Company did not issue any dividends on Common Stock. The payment of cash dividends, if any, in the future is within the discretion of our Board and will depend upon our earnings, our capital requirements, financial condition and other relevant factors. We intend, for the foreseeable future, to retain future earnings for use in our development stage business.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, the holders of our Common Stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full all of our debts and after the holders of all outstanding preferred stock, if any, have received their liquidation preferences in full.

Preferred Stock

As of February 14, 2022, there was 1 share of preferred stock issued and outstanding. Series B preferred designation include the following terms and conditions:

●	Preferences. No dividend, liquidation, or redemption preferences.

●	Conversion. Convertible into 51% of the Company’s authorized common stock after a 1 year holding period; after which preferred shares may be converted with five days written notice.

●	Voting. Full voting rights and powers equal to those of common stockholders. One vote for each share of common stock into which Series B preferred could then be converted.

Transfer Agent

The transfer agent for our common stock is V Stock Transfer LLC located at 18 Lafayette Place Woodmere, NY 11598 or available through the internet at www.vstocktransfer.com.

SHARE ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Common Stock in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.  We are unable to estimate the number of shares of Common Stock that may be sold in the future.

Upon the successful completion of this offering, we will have 68,989,999 outstanding shares of Common Stock if we complete the maximum offering hereunder.  All of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by one of our affiliates as that term is defined in Rule 144 under the Securities Act, which generally includes directors, officers or 5% stockholders.

Rule 144

Shares of our Common Stock held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act, may be resold only pursuant to further registration under the Securities Act or in transactions that are exempt from registration under the Securities Act. In general, under Rule 144 as currently in effect, any of our affiliates would be entitled to sell, without further registration, within any three-month period a number of shares that does not exceed the greater of:

●	1% of the number of shares of Common Stock then outstanding, which will equal about 689,900 shares if fully subscribed; or

●	the average weekly trading volume of the unrestricted Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates will also be subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

VALIDITY OF COMMON STOCK

The validity of the securities offered hereby will be passed upon by Eilers Law Group, P.A.

EXPERTS

None

REPORTS

As a Tier 2, Regulation A filer, we are required to file the following periodic reports:

●	Form 1-K, annual report to be filed within 120 days after the end of the fiscal year that includes audited financial statements for the year, a discussion of the company’s financial results for the year and information about the company’s business and management, related-party transactions and share ownership.

●	Form 1-SA, semiannual report to be filed within 90 days after the end of the semiannual period that includes unaudited interim financial statements and a discussion of the company’s financial results for the period.

●	Form 1-U, current report to be filed within four business days of certain events including a fundamental change, bankruptcy, change in accountant, non-reliance on prior financial statements or audit report, change in control and departure of officers.

PART III EXHIBITS

EXHIBIT INDEX

Date of File
2.1	Certificate of Incorporation of LAID Beverages Inc. dated October 2, 2019	7/24/2020
2.2	Bylaws of LAID Beverages Inc. dated October 2, 2019	7/24/2020
2.3	Articles of Incorporation Amendment (Name Change) dated January 24, 2020	7/24/2020
2.4	Articles of Incorporation Amendment (Authorized Share Increase) dated January 30, 2020	7/24/2020
2.5	Articles of Incorporation Amendment (Authorized Share Increase) dated April 23, 2020	7/24/2020
2.6	Articles of Incorporation Amendment (Authorized Share Increase) dated July 3, 2020	7/24/2020
3.1	The3rdBev Co. 2020 Incentive Plan Agreement dated April 1, 2020.	7/24/2020
3.2	Consulting Agreement dated September 17, 2020 “Broker-Dealer Agreement with The Dalmore Group”	9/25/2020
3.3	Consulting Agreement dated April 20, 2020	9/2/2020
4.1	Form of Subscription Agreement	Herewith
4.2	Form of Warrant Agreement	12/18/2020
10.1	Employment Agreement, between LAID Beverages Inc. and Peter Scalise III dated October 8, 2019	7/24/2020
11.1	Consent of Eilers Law Group, P.A. included in 12.1	Herewith
11.2	Consent of D. Brooks and Associates CPAs, P.A.	Herewith
12.1	Opinion of Eilers Law Group, P.A.	Herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Ronkonkoma on this 20TH day of July 2022.

THE3RDBEVCO, INC.

By:	/s/ Peter Scalise
Peter Scalise President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ Peter Scalise	7/20/2022
Peter Scalise Director

By:	/s/ Peter Scalise	7/20/2022
Peter Scalise Principal Executive Officer

By:	/s/ Peter Scalise	7/20/2022
Peter Scalise Principal Accounting and Financial Officer